EXHIBIT 99.4

Chunghwa Telecom

August 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jul 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Jul	Net sales	18,657,024	18,431,048	(+)225,976	(+)1.23%

Jan-Jul	Net sales	132,050,425	129,265,195	(+)2,785,230	(+)2.15%

b Trading purpose : None